SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CAS Medical Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.004 per share

(Title of Class of Securities)

124769 20 9

(CUSIP Number)

Mr. Thomas M. Patton

c/o CAS Medical Systems, Inc.

44 East Industrial Road

Branford, CT 06405

Telephone: 203-488-6056

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 124769 20 9

SCHEDULE 13D

1	name of reporting person Thomas M. Patton
2	check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	sec use only
4	source of funds PF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States

NUMBER OF	7	sole voting power 1,830,889
SHARES BENEFICIALLY OWNED BY	8	shared voting power 0
EACH REPORTING PERSON	9	sole dispositive power 1,830,889
WITH	10	shared dispositive power 0

11	aggregate amount beneficially owned by each reporting person 1,830,889
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 6.1%(1)
14	type of reporting person* IN

(1)	Based on 29,263,989 shares of common stock of the Issuer outstanding as of February 11, 2019.

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D amends the Schedule 13D originally filed by Thomas M. Patton (the “Reporting Person”) with the Securities and Exchange Commission on April 4, 2017. Mr. Patton beneficially owns approximately 6.1% of the outstanding shares of CAS Medical Systems, Inc., (the “Company” or the “Issuer”) common stock. Except as otherwise provided herein, the Schedule 13D originally filed on April 4, 2017 remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to read as follows:

The shares beneficially owned by the Reporting Person consist of: (i) 191,677 shares purchased in the open market with personal funds of the Reporting Person; (ii) 889,212 shares received through restricted and other stock grants from the Issuer; (iii) 750,000 shares issuable upon exercise of stock options vested at February 11, 2019 or vesting within 60 days thereafter.

Item 4. Purpose of Transaction.

See Item 6.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended to read as follows:

The Reporting Person beneficially owns 1,830,889 shares of Common Stock of the Issuer (consisting of 1,080,889 shares of Common Stock and options to purchase 750,000 shares of Common Stock which are vested or vest within 60 days of February 11, 2019), constituting beneficial ownership of 6.1% of the Issuer’s common stock as of February 11, 2019. Such beneficial ownership amount is subject to increase from time to time based on the ongoing vesting of outstanding stock options granted under the Issuer's stock incentive plans.

The Reporting Person has not engaged in any transactions in shares of the Common Stock during the past 60 days; other than receipt of a grant pursuant to the Issuer's 2011 Equity Incentive Plan of 75,000 shares of common stock from the Issuer on December 20, 2018.

See Item 6.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented with the following:

The Reporting Person received a grant pursuant to the Issuer’s 2011 Equity Incentive Plan of 75,000 shares of common stock from the Issuer on December 20, 2018.

Voting Agreement

On February 11, 2019, the Company, Edwards Lifesciences Holding, Inc., a Delaware corporation and a wholly owned subsidiary of Edwards Lifesciences Corporation (the “Acquiror”) and Crown Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Acquiror (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving company and a wholly-owned subsidiary of the Acquiror. The board of directors of the Company has unanimously approved the Merger Agreement, the Merger and the other transactions contemplated thereby. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

On February 11, 2019, in connection with the execution of the Merger Agreement, Acquiror entered into a Voting Agreement with Mr. Patton, pursuant to which, among other matters, Mr. Patton agreed (1) to vote the shares of Company stock held by him in favor of the adoption of the Merger Agreement and the approval of the Merger, and to vote against any alternate proposal, (2) not to undertake certain activities related to solicitation of a Company Acquisition Proposal, (3) not to transfer his shares of Company stock prior to the consummation of the Merger, in each case subject to certain limited exceptions, (4) to waive his appraisal rights under Delaware law, and (5) to cancel a performance restricted stock grant for 150,000 shares of Common Stock, immediately prior to the closing of the Merger. The Voting Agreement will terminate upon the earliest to occur of (i) the mutual written consent of Acquiror and Mr. Patton, (ii) the termination of the Merger Agreement prior to the Effective Time and (iii) a Company Adverse Recommendation Change, to the extent permitted by, and subject to the applicable terms and conditions of, the Merger Agreement.

The foregoing description of the Voting Agreement is not complete and is subject to and qualified in its entirety by reference to the Voting Agreement, a copy of which is filed hereto as Exhibit 5, and incorporated by reference into this Item 6. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Form 8-K filed by the Issuer on February 12, 2019 disclosing the foregoing.

Item 7 - Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented with the following:

Exhibit No.	Exhibit Name

5.	Voting Agreement, dated February 11, 2018, by and between Thomas M. Patton and Edwards Lifesciences Holding, Inc.

6.	Agreement and Plan of Merger, dated February 11, 2018, by and among the Company, Edwards Lifesciences Holding, Inc. and Crown Merger Sub, Inc. (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by CAS Medical Systems, Inc. on February 12, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2019	/s/ Thomas M. Patton
Thomas M. Patton